METALLICA RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT

Item 1.     Reporting Issuer:

Metallica Resources Inc.
36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5

Item 2.     Date of Material Change

April 12, 2006

Item 3.     Press Release

The press release attached as Attachment "A" was released on CCN Matthews in Canada and on Business Wire in the United States on April 12, 2006 pursuant to section 75(1) of the Act.

Item 4.     Summary of Material Change

Metallica Resources Inc. is pleased to announce the appointment of Troy J. Fierro to the position of Vice President of Operations. Mr. Fierro will fill the operations position left vacant with the retirement of Fred Lightner, former Chief Operating Officer. Mr. Fierro has over 20 years experience in the mining industry including engineering, mine management, and corporate responsibilities. Previously, Mr. Fierro was Vice President of Mining Operations for Coeur d’Alene Mines Corporation.

Item 5.     Full Description of Material Change

The material change is described in the press release attached as Attachment "A".

Item 6.     Reliance on Section 75(3) of the Act

not applicable

Item 7.     Omitted Information

not applicable

Item 8.     Senior Officers

The following senior officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall
Metallica Resources Inc.
c/o Metallica Management Inc.
12200 East Briarwood Avenue, Suite 165
Centennial, Colorado 80112

Item 9.     Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated as of April 12, 2006.

" Bradley J. Blacketor" Bradley J. Blacketor Vice President, Secretary & Chief Financial Officer

PRESS RELEASE
ATTACHMENT A	Press Release No. 06-10

METALLICA RESOURCES ANNOUNCES NEW
VICE PRESIDENT OF OPERATIONS

Toronto, Ontario - April 12, 2006 - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to announce the appointment of Troy J. Fierro to the position of Vice President of Operations. Mr. Fierro will fill the operations position left vacant with the retirement of Fred Lightner, former Chief Operating Officer. Mr. Fierro has over 20 years experience in the mining industry including engineering, mine management, and corporate responsibilities. Previously, Mr. Fierro was Vice President of Mining Operations for Coeur d’Alene Mines Corporation.

Metallica’s President and Chief Executive Officer, Richard J. Hall stated, "We are very pleased that Troy has joined the Metallica organization. With the construction of Cerro San Pedro and the development of the El Morro project, Troy’s experience in operating and developing mines will be invaluable to the company."

Metallica Resources is an emerging gold and silver producer focused on the exploration and development of precious metal rich properties throughout the Americas. It currently has 83.6 million shares outstanding. For further details on Metallica Resources, please visit the Company’s website at www.metal-res.com.

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA'S FORM 20-F.